EXHIBIT 99.1

Seabridge Gold Completes Acquisition of SnipGold Corp.

TORONTO, June 21, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today it has completed its acquisition of all of the outstanding shares of SnipGold Corp. under a Plan of Arrangement originally announced on April 19, 2016. On closing Seabridge issued 695,277 shares to acquire SnipGold, at an exchange ratio of one share of Seabridge for 63 outstanding shares of SnipGold Corp.  Up to approximately 60,550 additional Seabridge shares may be issuable upon exercise of outstanding options and warrants originally issued by SnipGold, but now exercisable to acquire Seabridge shares.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and SnipGold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, remediation costs, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

On behalf of the Board of Directors
Seabridge Gold Inc.

Rudi Fronk
Chairman & CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO
Seabridge Gold Inc.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email: info@seabridgegold.net